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                                                  EXHIBIT (a) (6)
June 24, 1997

Dear Shareholder:

     ENStar Inc. (the "Company") is offering to purchase up to 600,000 shares of its common stock, par value $.01 per share ("Common Stock"), at a price not greater than $6.25 nor less than $4.75 per share (the "Offer"). The Company is conducting the Offer through a procedure commonly referred to as a modified "Dutch Auction." This procedure allows you to select the price within the specified price range at which you are willing to sell all or a portion of your shares to the Company.

     Based upon the number of shares tendered and the prices specified by the tendering shareholders, the Company will determine a single per share price within that price range that will allow it to buy 600,000 shares (or such lesser number of shares as are properly tendered). All of the shares that are properly tendered at prices at or below that purchase price (and are not withdrawn) will, subject to possible proration, be purchased for cash at that purchase price, net to the selling shareholder. All other shares that have been tendered and not purchased will be returned to the shareholder. The Offer is not conditioned on any minimum number of shares being tendered.

     If you do not wish to participate in the offer, you do not need to take any action.

     The Company is making the Offer because the Board of Directors believes that (i) the Offer will afford those shareholders who desire liquidity an opportunity to sell all or a portion of their shares, which might otherwise be more difficult given the historical daily trading volumes of the Common Stock since the stock began trading in February 1997, and (ii) the purchase of the shares is an attractive investment opportunity for a portion of the cash that has been generated pursuant to the Company's subordinated debenture program, while still allowing the Company to have sufficient cash and access to other sources of capital to fund its capital expenditure requirements and growth initiatives.








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     The Offer is explained in detail in the enclosed Offer to Purchase and
Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer. Neither the Company nor its Board of Directors makes any recommendation to any shareholder as to whether to tender any or all shares.

     Please note that the Offer is scheduled to expire at 4.00 p.m., Minneapolis time, on July 25, 1997 unless extended by the Company. Questions regarding the Offer should be directed to: Peter E. Flynn, Executive Vice President, ENStar Inc., 6479 City West Parkway, Eden Prairie, Minnesota 55344-3246.


                                           Sincerely,



                                           by/s/Jeffrey J. Michael
                                           -----------------------------
                                           Jeffrey J. Michael
                                           Chief Executive Officer and President